Schedule A

List of Funds

Babson Emerging Markets Debt Blended Total Return Fund

Babson Global High Yield Bond Fund

Babson Global Floating Rate Fund

Babson Global Credit Income Opportunities Fund

Amended as of January 21, 2015

Schedule B

Fees

As compensation for the services rendered by the Sub-Adviser, the Manager will pay to the Sub-Adviser a portion of the investment management fees it receives from each Fund, in an amount in U.S. dollars equal to the following percentages of such investment management fees with respect to each Fund:

Babson Emerging Markets Debt Blended Total Return Fund – 50%

Babson Global High Yield Bond Fund – 35%

Babson Global Floating Rate Fund – 35%

Babson Global Credit Income Opportunities Fund – 35%

Amended as of January 21, 2015